Mail Stop 3561

July 1, 2009

Michael J. Levitt, Chairman of the Board of Directors
Alternative Asset Management Acquisition Corp.
590 Madison Avenue, 35th Floor
New York, New York 10022

   Re: **Alternative Asset Management Acquisition Corp.**
      Revised Preliminary Proxy Statement on Schedule 14A
      Filed June 23, 2009
      File No. 001-33629

      Great American Group, Inc.
      Amendment No. 1 to Registration Statement on Form S-4
      Filed June 23, 2009
      File No. 333-159644

Dear Mr. Levitt:

   We have reviewed your letter dated June 22, 2009 in response to our June 16, 2009 comment letter, your revised preliminary proxy statement on Schedule 14A and amendment number one to your registration statement on Form S-4 and we have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Preliminary Proxy Statement on Schedule 14A

General

1. We note that in response to comment one of our letter dated June 16, 2009, you indicate that the Acquisition may still be consummated if "AAMAC, the Company and Merger Sub on the one hand, and each of Great American and the Great American Members or their representative on the other hand" waive the condition to the Acquisition that the Warrant Redemption Proposal must first be approved. Please

revise your disclosure throughout your document to clearly state that the approval or waiver of the Warrant Redemption Proposal by your warrantholders is a condition to the Acquisition and to state whether the parties intend to waive this condition in the event that the Warrant Redemption Proposal is not approved. We understand that you provide a parenthetical statement in the third paragraph of page 85 indicating that the Warrant Redemption Proposal condition can be waived, but it does not appear that your filing indicates whether the parties intend to implement such a waiver in the event that the proposal is not approved.

2. In this regard, please also revise your disclosure throughout your filing to discuss the following in the event that the Warrant Redemption Proposal is not approved:

   •   whether you plan or intend to file a registration statement to cover the common shares underlying the warrants;

   •   in the event that you do not file a registration statement to cover the common shares underlying the warrants, the effect of section 6(b) of the Warrant Agreement, filed as Exhibit 4.4 to your registration statement filed on Form S-1 on July 27, 2007, on a warrantholder's ability to exercise the warrants; and

   •   the potential dilutive effects to your currently outstanding and issued shares of common stock in the event that the warrants are exercised.

The Charter Amendment Proposal (Page 72), page 19

3. We note your response to comment five of our letter dated June 16, 2009. Please revise your disclosure throughout your filing to clearly explain that approval of the Charter Amendment Proposal enables the Acquisition to consummate in a manner pursuant to which the AAMAC shareholders will not control the governing body of the target entity, Great American Group, LLC, or the governing body of its parent, Great American Group, Inc. Your revisions should remove any indication that the Acquisition substantively meets the definition of business combination under your Certificate of Incorporation, as currently drafted, and any indication that control by your affiliate is the equivalent of control by the AAMAC shareholders.

Comparative Share Information, page 39

4. We note your response to comment eight of our letter dated June 16, 2009. Please clarify whether the pro forma earnings per share data for December 31, 2008 is positive or negative, as we note the pro forma statement of operations, page 108, indicates a loss. Further, please explain why the December 31, 2008 pro forma diluted earnings per share do not match the amounts represented on the pro forma statement of operations, page 108.

The Acquisition Proposal, page 74

Background of the Acquisition, page 75

5. We note your response to comment 14 of our letter dated June 16, 2009 and your revisions in the first paragraph on page 76 stating that you are prohibited from disclosing any information not already publicly disclosed regarding the Termination Agreement with Halycon Asset Management, LLC. Nonetheless, please disclose the material circumstances surrounding the termination, including the reasons for the termination, or disclose that you have already disclosed all the material circumstances surrounding the termination and that further discussion of the circumstances regarding the termination of the Halycon agreement and related facts is not material.

6. We note your response to comment 15 of our letter dated June 16, 2009. Please disclose the "inherent conflict of interest" to which you refer and discuss the reasons that you increased the fees payable by Great American Group, LLC to B. Riley & Co. by an amount equal to the finder's fee previously payable to John Ahn under his Finder's Agreement.

7. We note your response to comment 18 of our letter dated June 16, 2009. In the last sentence of the second paragraph on page 76, you state that none of the potential acquisition targets you considered were comparable to Great American Group, LLC. Please disclose your reasons for this conclusion.

The Purchase Agreement, page 82

8. We reissue comment 24 of our letter dated June 16, 2009, in part. In the fourth paragraph on page 82, you state that you do not believe that the confidential disclosure schedules contain information that the securities laws require to be publicly disclosed other than that which you have already disclosed. Please revise this disclosure to specifically state, if accurate, that you have determined that the information contained in the confidential disclosure schedules and not otherwise disclosed in your filing is not material to an investment decision. In this regard, please identify for us the specific locations where you have disclosed all the material information contained in the confidential disclosure schedules that is necessary for an investment decision. Alternatively, please disclose the material information contained in the confidential schedules in your filing.

9. We note your response to comment 26 of our letter dated June 16, 2009 and your revised disclosure in the fourth paragraph on page 82 and we reissue our comment. Again, please revise your disclosure to remove any potential implication that your description of the Purchase Agreement or the Purchase Agreement itself does not constitute public disclosure under the federal securities laws. In this regard, please address the following:

- Please revise your statement that the representations, warranties and covenants in the Purchase Agreement "should not be relied upon."

- Please revise your statement that the assertions embodied in the Purchase Agreement's representations, warranties and covenants were made "solely" for purposes of the contract among the respective parties.

- Please revise your statement that, other than regarding the information that has already been disclosed, the representations, warranties and covenants "should not be relied on" as accurate or complete characterizations of the actual state of facts as of any specified date, since they are modified by the underlying disclosure schedules.

Unaudited Pro Forma Condensed Combined Financial Data, page 104

10. We believe the transaction is more appropriately considered a reverse acquisition in accordance with SFAS 141R. Please revise your disclosure accordingly.

11. In-light of the conference call with SEC staff on June 30, 2009 and your SFAS 141R analysis in response to comment 28 of our letter dated June 16, 2009, please provide us with a robust analysis of the mostly likely voting ownership scenario at the closing of the transaction. Your response should also address the following:

- Board Composition – We note Great American board members are not up for vote by the shareholders until the year 2011. Explain how a two year lock-up is considered substantive for control purposes.

- Maximum conversion – Explain your basis in determining a maximum conversion scenario, where AAMAC stockholders holding 30% of the AAMAC public shares less one share exercise their conversion rights and that such shares are converted into their pro rata share of the funds in the trust account.

- Please tell us your consideration of the likelihood of warrantholders approving the Warrant Redemption and redeeming their shares for $0.50 a share versus converting their warrants into shares of the company at closing with an exercise price of $7.50 a share when the stock is currently trading at approximately $9.80.

12. We note your pro forma presentation assumes minimum conversion and maximum conversion resulting in former AAMAC stockholders and founders with voting interests of approximately 80% and 75%, respectively, following consummation of the transaction. Assuming you determined this is the mostly likely voting ownership scenario for purposes of your SFAS141R analysis, please explain why you believe the existence of the minority voting interest, Great American senior management, and

a two year lock-up on the board of directors outweighs the voting interest held by
AAMAC stockholders and founders in concluding Great American has control.

13. We note there is uncertainty surrounding the Warrant Redemption. Changes in the
outcome of the Warrant Redemption proposal could significantly increase AAMAC's
voting interests. Please consider the likelihood of reaching a different outcome at the
closing of the transaction and tell us whether your accounting would change as a
result. If so, separate pro forma presentations reflecting the most likely scenarios
would facilitate a readers understanding of your expectations. Refer to Rule 11-
02(b)(8).

Notes to the Unaudited Condensed Combined Pro Forma Financial Statements, page 109

2. Pro Form Adjustments and Assumptions, page 110

14. We note your response to comment 33 of our letter dated June 16, 2009. We believe
the transaction is more appropriately considered a reverse acquisition and SFAS 141R
does apply to the transaction. Such amounts should be presented as an adjustment to
pro forma retained earnings with an appropriate explanation in the notes. Given the
non-recurring impact the costs are not required as a pro forma income statement
adjustment to expense. Reference is made to SFAS141R, paragraph 59.

15. We note your response to comment 38 of our letter dated June 16, 2009. We do not
concur that your cash balance is factually supportable and that cash was not used in
operations. Please revise accordingly.

Great American's Management Discussion and Analysis of Financial…, page 151

Revenues, page 154

16. We note your response to comment 42 of our letter dated June 16, 2009. Your
disclosure remains unclear. In your discussion of revenues on page 154, you refer to
an increase in liquidation services as the primary reason for the increase in revenues.
To help us understand please clarify what liquidation services you are referring to.
Contrast these services with the liquidation engagement referred to in your discussion
of costs of revenues as decreasing in 2009. Given the assorted liquidation
engagements you may offer and the significant revenues contributed by such services,
tabular disclosure of the various liquidation services/engagements with corresponding
revenues and costs would be beneficial.

Beneficial Ownership of Securities, page 180

17. We note your response to comment 49 of our letter dated June 16, 2009. However, it
does not appear that you have provided the natural person, natural persons or

registered company who exercise the sole or shared voting or dispositive power with respect to the shares in the table owned by Fir Tree, Inc., HBK Investments L.P., Millenco LLC, OHL Limited and QVT Financial LP. Please revise or advise us why you are unable to do so.

Notes to Consolidated Financial Statements, page F-36

(e) Revenue Recognition, page F-38

18. We note your response to comment 57 of our letter dated June 16, 2009. Our comment requested you specifically address how you determined it was appropriate to record the sale of items net for which you hold title. We are not persuaded net reporting is appropriate for those transactions where Great American is the primary obligor, has general inventory and credit risk and has latitude in establishing pricing. Please tell us specifically how net reporting is appropriate for goods acquired and held for sale or auction based on the guidance in EITF 99-19 or revise your financial statements and related disclosures accordingly.

Accounts Receivable, page F-47

19. We note your response to comment 60 of our letter dated June 16, 2009. We also note amounts payable by Great American approximate 15% and 29% of current liabilities at March 31, 2009 and December 31, 2008, respectively. In concluding that these amounts were clearly insignificant to your consolidated financial statements and, therefore, could be netted against amounts due from the Factor, please tell us what consideration was given to your debt covenants. Further, please tell us why the payable to the Factor as of March 31, 2009 is considerably more than the receivables sold to the Factor for the three months ended March 31, 2009.

Amendment No. 1 to Registration Statement on Form S-4

General

20. Please address the above comments regarding Alternative Asset Management Acquisition Corp.'s revised preliminary proxy statement on Schedule 14A to the extent they are applicable to your amended registration statement on Form S-4.

*   *   *

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Michael J. Levitt
Alternative Asset Management Acquisition Corp.
July 1, 2009
Page 7

Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272, or in his absence, Donna DiSilvio, Review Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Chase, Attorney-Advisor, at (202) 551-3485, John Fieldsend, Attorney-Advisor, at (202) 551-3343 or me at with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Douglas S. Ellenoff, Esq.
        Ellenoff Grossman & Schole LLP

        Robert R. Carlson, Esq.
        Paul, Hastings, Janofsky & Walker LLP

        David Miller, Esq.
        Graubard Miller
        Via Facsimile